SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 24, 2026

1.              DATE, TIME, AND PLACE: on June 24, 2026, held at 6:00 p.m., in a non-presential manner.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting of the Board of Directors (“BoD”) of Braskem S.A. (“Braskem” or “Company”), with the participation of all Board members as indicated below. The Chairperson of the Board presided over the meeting, and Ms. Lilian Bruno acted as secretary.

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.         Resolutions: After due analysis of the subject submitted for resolution, which the related materials were previously forwarded to the Board Members and shall remain duly filed at the Company’s Governance Portal, the following resolution was unanimously adopted:

a)	PD.CA/BAK-20/2026 - Request for protective measures of Braskem S.A. and certain controlled companies – prior analysis having been carried out with a favorable recommendation by the Executive Board and by the Finance and Investment Committee, and after the matter was discussed and the clarifications requested by the Board Members were provided, including with respect to the stage of negotiations with the Company’s financial creditors and other stakeholders, and considering the interest in seeking a consensual and orderly solution with such financial creditors and stakeholders PD.CA/BAK-20/2026 was approved by the Board Members, without restrictions, to resolve as follows: (i) the institution of a mediation proceeding involving the Company’s Financial Creditors; (ii) the commencement of judicial proceedings for Emergency Precautionary Relief, as provided for in Article 20-B, Paragraph 1, of Law No. 11.101/2005 (“LFR”) in Brazil (the “Brazilian Proceeding”) for the

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 24, 2026

Company and certain Controlled Companies, as applicable (the Company and such Controlled Companies, jointly, the “Braskem Group”), pursuant to Law No. 11.101/05 (“LFR”); (iii) if and when necessary, the adoption and/or validation of protective measures abroad for the Braskem Group (including Chapter 15 of Title 11 of the United States Code), under the terms and conditions set forth in PD.CA/BAK-20/2026 (the " Ancillary Proceedings"); (iv) the appointment and authorization of Mr. Antonio Reinaldo Rabelo Filho to act as foreign representative (the " Foreign Representative") of the Braskem Group in any Ancillary Proceeding commenced under Chapter 15 of Title 11 of the United States Code; (v) the authorization of the Foreign Representative to take all measures he may deem necessary, useful or desirable, at his sole discretion, to implement these resolutions (including, without limitation, the appointment of any agent, lawyer, administrator, etc., as may be necessary within the scope of the Brazilian Proceeding and/or any Ancillary Proceedings in which the Braskem Group may be involved, or as a result thereof); (vi) the authorization of the Company’s Officers to instruct the Company’s representatives in its Controlled Companies, as necessary, to exercise their voting rights and to take the appropriate and necessary measures to request and implement the resolutions referred to in items “(i)” to “(v)” above; and (vii) the authorization of the Company’s Management, by itself or through duly appointed attorneys-in-fact, to perform all acts, adopt any and all measures and execute all documents necessary for the accomplishment, formalization and implementation of these resolutions, being granted sufficient powers to implement the matters approved herein.

3.2.         SUBJECTS FOR ACKNOWLEDGEMENT/ OF INTEREST TO THE COMPANY: nothing to record.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 24, 2026

4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members, by the Chairperson and by the Secretary of the Meeting.

São Paulo/SP, June 24, 2026.

Magda Maria de Regina Chambriard	Lilian Bruno
Chairperson	Secretary

Hélio Baptista Novaes	Fernando Sabbi Melgarejo

Isabella Saboya de Albuquerque	Luciano Galvão Coutinho

Marcelo Weick Pogliese	María Letícia De Freitas Costa

Octavio Cortes Pereira Lopes	Paulo Roberto Britto Guimarães

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29.300.006.939

Publicly Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON JUNE 24, 2026

Walter Susini	William França da Silva

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2026

BRASKEM S.A.

By:	/s/ Carlos Augusto Machado Pereira de Almeida Brandão

	Name:	Carlos Augusto Machado Pereira de Almeida Brandão
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.